January 31, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 5 to Offering Statement on Form 1-A
Filed November 7, 2024
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 6 (“Amendment No. 6”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023 (the “Original Filing”), as amended by Amendment No. 1 on October 16, 2023 (“Amendment No. 1”), Amendment No. 2 on May 7, 2024 (“Amendment No. 2”), Amendment No. 3 on August 6, 2024 (“Amendment No. 3”), Amendment No. 4 on October 2, 2024 (“Amendment No. 4”) and Amendment No. 5 on November 7, 2024 (“Amendment No. 5” and together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Form 1-A”). Amendment No. 6 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated December 23, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 5 to Offering Statement on Form 1-A

Cover Page

1.

Comment: Your disclosure of the “Price to Public” on the offering circular cover page differs from the disclosure on page 5 under “Determination of Offering Price.” Explain why.

Response: The aggregate offering proceeds for each series equals the total cash held by the applicable Predecessor Issuer prior to the Restructuring Transactions, which in the case of each series of the Company is $140. However, for the limited purpose of ensuring compliance with the $75 million offering limit, instead of using the nominal $140 amounts, the Company deemed it appropriate to assume for such purposes the aggregate offering size is equal to the total number of Class A shares offered hereby, multiplied by $20.00, which is the value ascribed to each Class A share offered and sold in each Predecessor Issuer’s initial offering, as further described in our response to Comment 12 below. The Company has amended its disclosure on the cover page of Amendment No. 6 to be consistent with the disclosure on page 5 of Amendment No. 6.

2.

Comment: Revise your offering circular cover page to distinguish between the rights, especially voting rights, available to the Class A shares as compared to the Class B and C shares.

Response: The Company has added disclosure distinguishing between the rights, including voting rights, available to the Class A shares compared to the Class B and Class C shares on page 2 of Amendment No. 6.

3.

Comment: Identify the ATS upon which you expect secondary sales for the Class A shares will be made available.

Response: The secondary sale for the Class A shares will be made available on an ATS operated by North Capital Private Securities Corporation (“North Capital”). Each Predecessor Issuer has filed a 1-U with additional information on the North Capital ATS. The Company has also revised its disclosure throughout Amendment No. 6 to reflect the same.

4.

Comment: Clarify the purpose and function of the online investment platform owned by your affiliate that allows for investors to acquire ownership “in special purpose companies that invest in distinct Artworks or a collection of Artworks.” Clarify whether these investment opportunities are in solely Masterworks entities. Explain what you mean on page 25 where you indicate that investors can execute trades in shares issued by Masterworks issuers when you also state that investors can post live bids and offers that are settled by a Settling Broker.

Response: The online investment platform referred to as the “Masterworks Platform” facilitates investment opportunities solely in entities controlled and administered by Masterworks that invest in artwork. The Masterworks Platform allows potential investors to browse offering materials, sign subscription documents and purchase shares in such offerings and manage and track all such investments. Investors may also access the ATS (operated by North Capital, an SEC-registered broker-dealer and FINRA member firm) via the Masterworks Platform and post live bids and offers on such ATS; however, to participate on the ATS, investors must open a custodial brokerage account with North Capital, to facilitate settlement of cash payments related to such trades. The Company has also revised its disclosure on page 26 of Amendment No. 6 to provide greater clarity.

Incorporation of Certain Information by Reference, page v

5.

Comment: Please also include a balance sheet as of the end of the preceding fiscal year (i.e., December 31, 2023) in your future Forms 1-SA. An interim balance sheet as of the end of the corresponding six-month interim period of the preceding fiscal year (i.e., June 30, 2023) need not be provided unless necessary for an understanding of the impact of seasonal fluctuations on the issuer’s financial condition. Refer to Item 3(a) of Form 1-SA.

Response: The Company notes the Staff’s comment and will include a balance sheet as of the end of the preceding fiscal year in future Forms 1-SA. The Company also notes that as of December 31, 2024 and as of the date hereof the Company has no material assets or liabilities and has conducted no operations.

6.

Comment: General Instruction III(a)(2)(B) of Form 1-A requires that the issuer make any financial statement information that is incorporated by reference readily available and accessible on a website maintained by or for the issuer. Please revise to disclose the website which satisfies this incorporation by reference requirement.

Response: The financial statement information for each Predecessor Issuer that is incorporated by reference will be available on the www.masterworks.com website prior to qualification of the 1-A and the disclosure on page v of Amendment No. 6 will be updated to reflect the same.

Questions and Answers About this Offering

Q: Will this Offering and the Restructuring Transactions have a tax impact on U.S. investors, page vi

7.

Comment: We note your disclosure that “we do not believe these transactions will have any tax impact on U.S. investors.” Please revise to discuss in greater detail the basis for this conclusion. In this regard, we note that the offering and restructuring transactions contemplate a number of steps which will affect Predecessor Issuer shareholders security holdings, i.e. a distribution of a new security and the dissolution and extinguishment of an old security.

Response: The Offering and Restructuring Transactions represents a continuation of the same business enterprise with no substantive economic change for investors. Each series of the Company replicates the capital structure of each Predecessor Issuer, and the new securities issued by such series mirror the Predecessor Issuer securities in terms of economic and voting rights. The Company has added a cross reference on page vi of Amendment No. 6 under the caption “Material U.S. Federal Tax Considerations - Taxation of the Restructuring Transactions” and has added additional detail on page 43 of Amendment No. 6 to explain the rationale for its determination that the Offering and Restructuring Transactions should not have any economic tax impact on investors.

Series Offering Table, page 1

8.

Comment: Please revise the table to include an additional column to identify the applicable “Artwork” owned by each series.

Response: The Company has revised its disclosure in the series offering table on page 1 to include an additional column to identify the applicable “Artwork” owned by each series.

The Restructuring Transactions, page 2

9.

Comment: We note your disclosure about the “Distribution” and that you describe it as occurring after this “Offering,” but you also acknowledge “the interconnectedness between the Offering and th[e] Restructuring Transactions.” Please ensure your offering statement includes sufficient disclosure to explain how the Class A shares will be offered and sold to the shareholders of the Predecessor Issuers and any other additional disclosure that is needed to provide clarity to investors with respect to this transaction structure as required by Rule 252(a). Also, we note that you state that you will “notify all existing shareholders of these transactions prior to the consummation of this offering by electronic communications or via the Masterworks Platform.” Tell us what communications you intend to provide to such shareholders, if not this or a separate offering circular, and how you intend to identify or fix the population of shareholders participating in the exchange offer, such as by setting a record date.

Response: While the Company acknowledges that the Offering and the Restructuring Transactions are interconnected, the Company believes that the application of the Securities Act of 1933 to each respective element of the transactions should be analyzed separately. Accordingly, the distribution of shares following the Offering is a transaction that involves no “offering or sale” of securities under applicable SEC guidance since there is neither an investment decision on the part of shareholders of the Predecessor Issuers nor will any consideration change hands. The Company has added disclosure regarding the mechanics of the distribution on pages 2, 15 and 16 of Amendment No. 6. The Company and each Predecessor Issuer intend to notify existing shareholders of the Restructuring Transactions and Offering via email, which will include a copy of this offering circular for informational purposes. In addition, the Company will add the Predecessor Issuers as co-issuers to the Form 1-A such that the SEC filing record for each Predecessor Issuer will include this offering statement. In addition, the Board of Managers of each Predecessor Issuer will approve the transactions contemplated in the Form 1-A and set a record date and effective time for the Distribution. At the effective time of the Distribution, the transfer agent for the Company will update the Company’s share register such that all shareholders who purchased securities in the Predecessor Issuers originally sold in Regulation A offerings will receive the same number of shares in the applicable series of the Company. The effective time of the Distribution shall be at 12:00 a.m. midnight on the record date after all trades occurring on or prior to the record date have settled. At such time trading in Class A shares of Predecessor Issuers shall cease and no transfers of Class A shares of the Predecessor Issuers shall be approved by the Predecessor Issuers prior to the dissolution of the Predecessor Issuers and any purported transfer shall be null and void. Promptly following the record date, trading in Class A shares of each series of the Company shall commence. All participants on the trading platform will be informed of this change by email and disclosures on the trading pages of the Masterworks website.

10.

Comment: Disclose the consideration given for the Asset Contribution to you from each Predecessor Issuer. If no such consideration will be given, please clearly state so in your offering statement.

Response: The Company has revised Amendment No. 6 to clearly state that no consideration is given for the Asset Contribution.

11.

Comment: We note your response to comment 1 in our letter dated August 28, 2024. Please revise your disclosure in the offering statement to provide an explanation of how a dissolution can be effectuated once the assets are distributed, as you do in your response.

Response: The Company has revised its disclosure in Amendment No. 6 to provide an explanation of how a dissolution can be effectuated once the assets of the Predecessor Issuers are distributed.

Determination of Offering Price, page 5

12.

Comment: We note your disclosure that “for purposes of ensuring compliance with the $75 million offering size limitation applicable to Tier 2 offerings, we have assumed the aggregate offering size is equal to the total number of Class A shares offered hereby, multiplied by $20.00, which is the value ascribed to each Class A share offered and sold in each Predecessor Issuer’s initial offering.” Please advise why you used the initial offering price of $20.00 per share to calculate the aggregate offering size rather than the value of the consideration to be received in these interconnected transactions as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Refer to Rule 251(a) of the Securities Act of 1933 and the note to paragraph (a) thereto. In this regard, we note that prior amendments contemplated using the net asset value per Class A share as of the most recent practicable date.

Response: The Company determined to use the initial offering price of $20.00 per share to calculate the aggregate offering size for the limited purpose of ensuring substantive compliance with the $75 million offering limit rather than the value of the consideration to be received or the fair market value for various reasons. First, the net asset value per Class A share for the majority of Predecessor Issuers (and in the aggregate) is lower than $20.00, making the use of the initial offering price a more conservative method. In addition, the Company has capped the offering size at $60 million to ensure that the $75 million threshold will not be violated no matter which valuation method is used and similar issuers conducting offerings in connection with these restructuring transactions will adhere to the same cap.

The Formation and Restructuring Transactions, page 14

13.

Comment: For each new series, please provide a detailed post-offering and restructuring chart (or detailed table) which specifically details and quantifies the post-offering capital structure of each series (i.e. Class A ordinary shares, Class A preferred shares (if applicable), Class B shares and Class C shares). In this regard, the included charts are generic and are not specific to the actual series which are being offered pursuant to this offering circular.

Response: The Company has added a detailed table on page 16 that quantifies the post-offering capital structure of each series.

Description of Business

Our Series LLC and Offering Structure, page 17

14.

Comment: You disclose that each segregated portfolio will be treated as a consolidated subsidiary for accounting purposes. Please tell us in detail how each segregated portfolio meets the requirements for consolidation. Also, tell us whether each segregated portfolio is a variable interest entity and explain in detail how you reached your conclusions. Refer to ASC 810.

Response: The segregated portfolios each meet the definition of a Variable Interest Entity (“VIE”) under ASC 810-10-15-14 to 15-17 because (1) the Board of Directors of Masterworks Cayman, rather than the shareholders, governs the significant activities, indicating the shareholders lack the power to direct the segregated portfolios’ activities; and (2) the portfolios rely on financial support from the series to operate, demonstrating insufficient equity at risk. Additionally, the series, as the holder of SPC ordinary shares, absorbs the majority of the risks and rewards associated with the segregated portfolios’ operations. Based on the foregoing, the segregated portfolios meet the criteria for consolidation as VIEs under ASC 810.

In addition, the Company’s financial statements included in its annual and semiannual reports, which will consist of balance sheets, statements of operations, statements of members’ equity and statements of cash flows, will include multiple columns for (i) the Company as a whole presented on a combined consolidated basis and (ii) each relevant series on a consolidated basis, and the related audit reports, as applicable, will cover both the Company as a whole and each relevant series individually.

Description of Shares

Masterworks Cayman Segregated Portfolio Capitalization and Distributions Summary of Masterworks Vault 10, LLC Operating Agreement, page 32

15.

Comment: Please tell us and disclose which Predecessor Issuer Agreements call for the issuance of Management Fee Shares to the Administrator in the form of Class A preferred shares and/or SPC preferred shares. Please also tell us and disclose how you account for the Class A preferred shares and SPC preferred shares in the financial statements of each entity presented, including your consideration of the $20 per share liquidation preference over the Class A ordinary shares and SPC ordinary shares. Also, tell us the GAAP literature you are relying upon and explain how you apply it. Also, revise your before and after structure disclosures on pages 14 through 16 and elsewhere throughout the document to present and discuss Series/Portfolios with Management Fee Shares issued to the Administrator as Class A preferred shares and SPC preferred shares separately from those issued to the Administrator as SPC ordinary shares.

Response: No Predecessor Issuers included in Amendment No. 6 will issue Management Fee Shares to the Administrator in the form of Class A preferred shares and/or SPC preferred shares, however such concepts are described in the Offering Statement to the extent they will be applicable to other offering statements to be filed by other Masterworks issuers which will use this template. The Company has added disclosure to the table on page 15 of Amendment No. 6 to clarify the same.

Further, the Class A preferred shares and SPC preferred shares are classified as equity under GAAP. These shares represent ownership interests in their respective entities. There is no obligation to redeem the shares for cash or deliver other assets outside of a sale or liquidation event, consistent with ASC 480-10-25-4. The redemption features are contingent on uncertain events, such as a sale or liquidation, and are not under the holder’s control.

For each of the Class A preferred shares and SPC preferred shares, the shares’ conversion feature allows a 1 to 1 conversion into Class A ordinary shares, which maintains their equity classification under ASC 815. The $20 per share liquidation preference is factored into the valuation of the shares but does not create an obligation for immediate settlement. The shares are issued as equity-based compensation and meet the criteria for equity classification under ASC 718 because they represent ownership interests and do not require cash settlement.

Based on these considerations, the preferred shares meet the criteria for equity classification under GAAP, and all features have been evaluated to confirm this treatment.

Unaudited Pro Forma Combined Financial Statements, page F-2

16.

Comment: Please revise your pro forma financial information to include separate columns for:

● Masterworks Vault 10, LLC (historical),

● each Predecessor Issuer (historical),

● pro forma adjustments (i.e., Restructuring Transactions and other adjustments) and

● pro forma totals.

All pro forma adjustments should be described in footnotes to the pro forma financial information. Any changes in capital structure (historical versus pro forma) should also be transparent in the pro forma financial information. Refer to paragraph (b)(7)(iv) of Part F/S to Form 1-A, Rule 8-05 of Regulation S-X and Article 11 of Regulation S-X.

Response: The Company has revised its pro forma financial information as requested. The Company also notes that since the Company has no material assets and has not conducted any operations and Masterworks will pay all costs and expenses in connection with the Offering and the Restructuring Transactions, no pro forma adjustments to the historical financial statements of the Predecessor Issuers have been made to prepare the unaudited pro forma financial information other than reflecting the migration of all assets, equity and operations from the Predecessor Issuers to the applicable series of the Company as contemplated by the Offering and the Restructuring Transactions.

Index to Exhibits, page II-1

17.

Comment: Please make arrangements with the auditor of each Predecessor Issuer to include their consent to the use of each audit report incorporated by reference into this offering statement. Refer to paragraph 11 in Item 17 of Part III to Form 1-A.

Response: The Company has made arrangements with the auditor of each Predecessor Issuer to include their consent to the use of each audit report incorporated by reference into this offering statement.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission Scott Stringer/U.S. Securities and Exchange Commission Rufus Decker/U.S. Securities and Exchange Commission